12/22

06019617

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valgold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 0 9 2007

THOMSON FINANCIAL

FILE NO. 82- 02239

FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 1/8/07

82-03339

RECEIVED
2006 DEC 22 A 9:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
7-31-06

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
November 28, 2006

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 212,604	$ 18,103
Temporary investments	--	695,987
Marketable securities (Note 5)	511,914	--
Due from related parties (Note 8)	12,663	128,401
Accounts receivable and prepaids	281,114	145,192
	1,018,295	987,683
Deferred financing costs (Note 14)	22,713	--
Investments (Note 5)	218,401	1,396,101
Equipment (Note 6)	119,536	12,694
Mineral property interests (see schedules) (Note 4)	6,408,161	3,862,406
	$ 7,787,106	$ 6,258,884
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 652,142	$ 78,484
Due to related parties (Note 8)	8,475	59,468
	660,617	137,952
Shareholders' equity		
Share capital (Note 7 (b))	34,761,768	34,528,912
Contributed surplus (Note 7 (f))	1,119,103	738,413
Deficit	(28,754,382)	(29,146,393)
	7,126,489	6,120,932
	$ 7,787,106	$ 6,258,884

Going concern (Note 1)
Commitments (Note 4)
Subsequent events (Notes 4, 5 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2006 and 2005

	2006	2005
Expenses		
Amortization	$ 889	$ 855
Foreign exchange loss	8,827	17,838
Legal, accounting and audit (Note 8(e))	128,504	75,297
Management fees (Note 8(c))	73,000	60,000
Office and administration (Note 8(a))	301,521	208,331
Salaries and benefits	204,255	218,938
Shareholder communications	156,647	214,849
Stock-based compensation	241,986	53,734
Travel and conferences	38,283	75,169
	1,153,912	925,011
Property investigation (recoveries) costs	(3,107)	115,052
Write-down of mineral property interests (see schedules) (Note 4)	316,336	419,698
Gain on sale of marketable securities and investments	(1,722,766)	--
Write-down of investments	--	6,000
Interest income	(23,738)	(46,506)
Earnings (loss) before future income taxes	279,363	(1,419,255)
Future income tax recovery (Note 9(a))	112,648	162,788
Earnings (loss) for the year	392,011	(1,256,467)
Deficit, beginning of year	(29,146,393)	(27,889,926)
Deficit, end of year	$ (28,754,382)	$ (29,146,393)
Earnings (loss) per share – basic	$ 0.02	$ (0.06)
Earnings (loss) per share – diluted	$ 0.02	$ (0.06)
Weighted average number of common shares outstanding – basic	22,253,520	20,701,374
Weighted average number of common shares outstanding – diluted	22,575,085	20,701,374

See accompanying notes to consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2006 and 2005

	2006	2005
Cash flows used in operating activities		
Earnings (loss) for the year	$ 392,011	$ (1,256,467)
Items not involving cash		
Amortization	889	855
Stock-based compensation	241,986	53,734
Write-down of investments	--	6,000
Gain on sale of marketable securities and investments	(1,722,766)	--
Future income tax recovery	(112,648)	(173,184)
Write-down of mineral property interests	316,336	419,698
Accrued interest on temporary investments	--	(2,987)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	(135,922)	33,076
Due to/from related parties	62,567	18,458
Accounts payable and accrued liabilities	14,129	(503,203)
	(943,418)	(1,404,020)
Cash flows provided by (used in) investing activities		
Mineral property interests		
Acquisition costs	(491,475)	(304,761)
Exploration and development costs	(1,810,295)	(1,600,209)
Proceeds on sale of marketable securities	2,556,188	--
Equipment	(112,501)	(10,437)
Purchase of marketable securities	(116,636)	--
Sale of temporary investments	695,987	2,795,929
	721,268	880,522
Cash flows (used for) from financing activities		
Common shares, less share issue costs	430,150	491,200
Deferred financing costs	(13,499)	--
	416,651	491,200
Increase (decrease) in cash and cash equivalents during the year	194,501	(32,298)
Cash and cash equivalents, beginning of year	18,103	50,401
Cash and cash equivalents, end of year	$ 212,604	$ 18,103

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

1. **Nature of operations and going concern:**

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and in Venezuela. In fiscal 2005, the Company had been exploring in China, but has ceased all exploration activity in China.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions cast doubt on the validity of this assumption. At July 31, 2006, the Company has no source of operating cash flow and an accumulated deficit of $28,754,382. For the year ended July 31, 2006, the Company invested cash of $2,414,271 in mineral property interests and equipment and at July 31, 2006, has working capital of $357,678. Operations for the year ended July 31, 2006, have been funded primarily from the sale of shares of marketable securities, and from the issuance of share capital, and through changes in working capital.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material. Subsequent to July 31, 2006, as described in Note 14, the Company has completed a flow-through financing and a non flow-through financing for aggregate gross proceeds of $1,867,705. In addition, the Company has sold 151,200 common shares of Northern Orion Resources Inc. for proceeds of $753,404, as described in note 5.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The Company's continuing operations and the recoverability of the amounts shown for mineral properties are dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. **Significant accounting policies:**

(a) Basis of consolidation

These consolidated financial statements are prepared using accounting principles generally accepted in Canada and include the accounts of ValGold Resources Ltd. and its wholly-owned subsidiary, Grupo ValGold de Venezuela, C.A. All inter-company transactions are eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for amortization, and the valuation of stock-based compensation and future tax assets or liabilities. Actual results could differ materially from those estimates.

2. **Significant accounting policies (continued):**

(c) Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with maturities of 90 days or less from the original date of acquisition. Interest from cash and cash equivalents is recorded on an accrual basis.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 91 days and 1 year from acquisition. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

(e) Marketable securities

Marketable securities are considered available for sale and are recorded at the lower of cost and market value.

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost. When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance. Mineral property costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is measured and the asset is written down to fair value which is normally based on the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value. Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a mineral property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company's option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

2. **Significant accounting policies (continued):**

(f) Mineral property interests (continued)

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. The Company is not aware of any disputed claims of title.

Administrative expenditures are expensed in the year incurred. Property investigation costs where a mineral property interest is not acquired are expensed as incurred. Property investigation costs incurred where a mineral property interest is acquired are capitalized.

(g) Investments

The Company accounts for its portfolio investments as long-term investments. Investments are initially recorded at cost and are reviewed for impairment periodically. If management determines that an investment has experienced an 'other than temporary' decline in value, the investment is written down to its fair value.

(h) Equipment and amortization

Equipment is recorded at cost. Amortization is recorded using a straight-line method based on the estimated future lives of the assets at rates ranging from three to five years.

(i) Translation of foreign currencies

Balances denominated in currencies other than the Canadian dollar and the financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the period end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the period, except for amortization, which are translated at the same exchange rates as the assets to which they related. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Exchange gains or losses are included in income or loss for the year.

(j) Income taxes

Income taxes are calculated using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

2. Significant accounting policies (continued):

(k) Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is reasonably possible that the Company's estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimate costs is recognized on a prospective basis. Currently, the Company's projects are under option and at an exploration stage.

(l) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to made estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Earnings (loss) per common share

Earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the year. The Company follows the "treasury stock" method in the calculation of diluted earnings per share. If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(n) Stock-based compensation

The Company recognizes stock-based compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

2. Significant accounting policies (continued):

(o) Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares. These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures. In accordance with CICA Handbook Section 3465 – Income Taxes, *"Flow-through shares,"* the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made. At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

3. New accounting pronouncements:

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 3865, *Hedges* and Section 1530, *Comprehensive Income.*

Section 3855 expands on Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, *Hedging relationships*, and the hedging guidance in Section 1650 *Foreign Currency Translation*, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as "Other Comprehensive Income."

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting August 1, 2007. The Company has not yet determined the full impact of these standards on its consolidated financial statements.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	July 31, 2006 Total Costs	July 31, 2005 Total Costs
Garrison Project (a)	$ 110,000	$ 1,585,246	$ 1,695,246	$ 115,529
Hunter Gold Mine (b)	24,045	497,514	521,559	538,826
Manitoba Properties (c,d)	237,094	244,675	481,769	495,996
Roy-Can and Q9 (e,f)	--	--	--	284,995
Tower Mountain (g)	246,182	2,376,055	2,622,237	2,427,060
Venezuela Properties (h)	564,300	517,129	1,081,429	--
Guyana Properties (Note 14(b))	--	5,921	5,921	--
	$ 1,181,621	$ 5,226,540	$ 6,408,161	$ 3,862,406

4. Mineral property interests:

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(b) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($20,000 paid) and issue 325,000 common shares (165,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In November 2003, the Company entered into an option agreement to acquire a 100% interest in Staked Claim 1228673, located in the Third Concession, Lot 10 in Whitney Township, Ontario, contiguous to the Hunter Gold Mine property. Under the terms of the agreement, the Company made total cash payments of $2,000 and issued 10,000 common shares to the optionor. The property is subject only to a 2.0% NSR from production of gold, silver and other metals. The Company also has the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

In February 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of up to 80% of the Company's interest in the Hunter property. Under the terms of the option agreement, Brigadier may earn an initial 50% of the Company's interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years from regulatory approval, received in March 2006. In the first year, Brigadier must spend a minimum of $250,000 on exploration and issue 425,000 common shares (received). A second tranche of 425,000 shares is to be issued to the Company in March 2007. A further 30% of the Company's interest may be earned upon completion of the share issuances and commitments above, and by completing a bankable feasibility study on or before December 31, 2010.

(c) Manitoba Properties, Manitoba

Stephens Lake Property
The Company combined certain of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Property. In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted an option to acquire an initial 51% interest in the Stephens Lake property, and a second option to acquire an additional 19% undivided interest. In the third quarter of fiscal 2006, the Companies terminated the option agreement on the Stephens Lake Property with BHP Billiton.

4. Mineral property interests (continued):

(c) Manitoba Properties, Manitoba (continued)

Stephens Lake Property (continued)
In July 2004, the Company jointly entered with Cream and Sultan to option two staked claims, namely the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group. Under the terms of the Trout Claim Group agreement, the Companies have agreed to make total cash payments of $110,000 ($23,333 paid by each of the Companies to date) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004.

During the period of the option to BHP Billiton, BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement until the termination of the agreement. At July 31, 2006, the Company has a receivable of $19,167 from BHP Billiton, which has been recorded as a reduction in the cost of Manitoba Properties. The Companies were required to jointly incur cumulative exploration expenses of no less than $250,000 by July 22, 2007, which were incurred on their behalf by BHP Billiton in its exploration program. Upon earning its 75% interest, the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

Big Claims
In December 2002, the Company entered into an option agreement to acquire the Big Claims property in Gillam, Manitoba. The Company has acquired a 70% interest in the property by making total payments to the optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period. In April 2004, the Company entered into an agreement with BHP Billiton pursuant to which BHP Billiton could acquire, in stages, 75% of the Company's 70% interest in the property. Up to July 31, 2006, the Company recovered $51,275 in acquisition costs from BHP Billiton pursuant to the option agreement, and subsequent to year end recovered additional costs of $47,823. The agreement with BHP Billiton was terminated in the third quarter of fiscal 2006, with the result that Company retained its 70% interest in the property.

Concession 229, Manitoba
In March 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229 in Gillam, Manitoba. The Company has fully earned its interest by making total cash payments of $105,000 and issuing 200,000 common shares to the optionor over three years.

(d) MEL 223B (Attwood Lake), Manitoba

In October 2005, the Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 ($12,188 paid) and issuing 250,000 common shares (50,000 issued) to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production.

4. **Mineral property interests (continued):**

(e) Roy-Can Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Roy-Can Property located near Thunder Bay, Ontario. Under the terms of the agreement, the Company was to make payments to the optionor of $220,000 ($20,000 paid) and issue 200,000 common shares (60,000 issued) over four years, and expend $2,500,000 on exploration prior to December 31, 2008. The Company evaluated the results of the exploration work completed on the property to date and determined that the exploration results did not meet with its expectations and as a result has written off the property by $193,876, and on December 14, 2005, returned the property to the optionors.

(f) Q-9 Property, Ontario

In January 2005, the Company entered into an option agreement to earn an initial 60% interest in the Q-9 Property located near Thunder Bay, Ontario, by making cash payments totalling $75,000 ($15,000 paid) and issuing 200,000 common shares (60,000 issued) to the optionor over four years. In addition, the Company was to incur exploration expenses of $500,000 prior to December 31, 2008. The Company evaluated the results of the exploration work completed on the property to date and determined that the exploration results did not meet with its expectations and as a result has written off the property by $130,836, and on December 14, 2005, returned the property to the optionors.

(g) Tower Mountain Project, Ontario

Tower Mountain Property

In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in northwestern Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. An annual pre-production royalty of $25,000 in cash or shares is payable commencing 60 months following regulatory approval and ending on commencement of production. The Company will also acquire a building on the property at a cost of $25,000. The property will be subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production.

Parcels 5172 and 5795

In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (50,000 issued) over a 48-month period. Upon completion of the terms of the agreement, Parcels will be subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production.

4. **Mineral property interests (continued):**

(h) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns up to twenty-seven exploration licenses (the "Venezuela Properties"), covering approximately 1,300 square kilometers in Bolivar State, Venezuela. Shareholder approval was received at a Special Meeting held on February 28, 2006, but final determination of licenses and regulatory approval has not yet been received.

The acquisition is to be accomplished in two phases. Initially, the Company would advance US$500,000 cash, which was advanced by the Company in order for the optionors to bring the mineral tax payments up to date, and the Company is to issue 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The shares are to be advanced immediately following regulatory approval of the transaction and the Option would be exercisable at any time up to July 9, 2007.

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number of shares of the company to be issued to exercise the Option is to be calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is to be paid in two installments. The first will be due immediately following regulatory approval, by the issuance of 375,000 common shares. The second installment of the finder's fee will be due upon exercise of the Option. An equivalent number of common shares will be issued to equal US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date.

Our operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and corruption and uncertain legal enforcement. We have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, one or more of the issues described herein or other factors beyond our control could adversely affect our operations and investment in Venezuela in the future.

(i) Summary of property option payments due in fiscal 2007

During the year ending July 31, 2007, the Company must make cash payments totalling Cdn $31,833 and US $1,500,000, and issue 141,666 common shares and additional common shares having a deemed value of US$5,000,000, to maintain its current mineral property interests. Subsequent to July 31, 2006, the Company has made cash payments of $10,000 and issued 55,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

5. Marketable securities and investments:

	Number of Shares	Net Book Value 2006	Fair Value 2006
Northern Orion Resources Inc.	325,000	$ 511,914	$ 1,816,750
Total Marketable Securities		**$ 511,914**	**$ 1,816,750**
Emgold Mining Corporation (Note 8(g))	400,000	$ 40,000	$ 320,000
Sultan Minerals Inc. (Note 8(g))	665,000	99,750	119,700
Cream Minerals Ltd. (Note 8(g))	135,000	25,650	64,125
Mediterranean Minerals Corp.	5,000	2,000	1,200
Brigadier Gold Ltd.	425,000	51,000	55,250
LMC Management Services Ltd. (Note 8(a))	1	1	1
Total Investments		**$ 218,401**	**$ 560,276**

	Number of Shares	Net Book Value 2005	Fair Value 2005
Emgold Mining Corporation (Note 8(g))	400,000	$ 40,000	$ 140,000
Sultan Minerals Inc. (Note 8(g))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 8(g))	135,000	25,650	22,950
Mediterranean Minerals Corp.	50,000	2,000	--
LMC Management Services Ltd. (Note 8(a))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,658,832
Total Investments		**$ 1,396,101**	**$ 2,891,608**

During the year, the Company sold 583,333 common shares of Northern Orion Resources Inc. with a book value of $833,422 for a gain of $1,722,766. The Company also acquired 25,000 shares of Northern Orion Resources Inc. at a cost of $116,636.

At July 31, 2006 the Company held 325,000 common shares of Northern Orion Resources Inc., with a book value of $511,914 (closing market value - $1,816,750). These common shares have been reclassified as marketable securities at July 31, 2006. Subsequent to July 31, 2006, the Company sold 151,200 common shares of Northern Orion Resources Inc. for proceeds of $753,404.

6. Equipment:

	Cost	Accumulated Amortization	Net Book Value 2006	Cost	Accumulated Amortization	Net Book Value 2005
Vehicles	$ 24,956	$ 1,078	$ 23,878	$ --	$ --	$ --
Office equipment	12,814	2,024	10,790	3,192	878	2,314
Buildings	61,339	303	61,036	--	--	--
Computer equipment	3,380	1,212	2,168	1,836	459	1,377
Field equipment	27,109	5,445	21,664	9,946	943	9,003
	$ 129,598	$ 10,062	$ 119,536	$ 14,974	$ 2,280	$ 12,694

7. **Share capital:**

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2004	19,452,726	$34,095,795
Issued for mineral property interests and other		
Hunter Mine	55,000	17,050
Horseshoe Property	35,000	10,500
Big Claims	50,000	17,000
Freehold Claims	10,000	4,000
Concession 229	50,000	17,750
RoyCan Property	60,000	21,300
Q-9 Property	60,000	21,300
Trout Claims	16,667	3,667
Issued for cash		
Flow-through private placements at $0.36, less share issue costs	1,350,555	486,200
Stock options exercised	20,000	7,534
Income tax on flow-through renunciation	--	(173,184)
Balance, July 31, 2005	21,159,948	34,528,912
Hunter Mine	55,000	14,575
MEL 223B	50,000	8,000
Big Claims	50,000	19,500
Freehold Claims	20,000	7,400
Trout Claims	16,667	4,583
Issued for cash		
Flow-through private placement at $0.23, less share issue costs and value attributed to warrants	1,467,333	203,246
Private placement at $0.40, less value attributed to warrants	250,000	88,200
Income tax on flow-through renunciation	--	(112,648)
Balance, July 31, 2006	23,068,948	$34,761,768

(c) Private placements

On December 30, 2005, the Company issued by way of private placement 1,467,333 flow-through units at $0.225 each for gross proceeds of $330,150. Each unit was comprised of one flow-through common share ("FTS") and one non fow-through warrant exercisable at $0.40 until December 30, 2007. The value attributed to these non-transferable share purchase warrants was $0.07 per warrant.

On February 13, 2006, the Company issued by way of private placement, 250,000 units at $0.40 each for gross proceeds of $100,000. Each unit was comprised of one common share and one-half of a share purchase warrant, or 125,000 warrants, exercisable at $0.50, with an expiry date of February 13, 2007. The value attributed to these non-transferable share purchase warrants was $0.09 per warrant.

7. **Share capital (continued):**

(d) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 4,178,500 stock options. In addition, options may be issued under this plan in exchange for goods or services.

Summaries of the changes in stock options for the years ended July 31, 2006 and 2005 are presented below.

	Options	Weighted Average Exercise Price
Balance, July 31, 2004	4,360,000	0.44
Granted	100,000	$0.28
Exercised	(20,000)	$0.25
Cancelled	(95,000)	$0.51
Balance, July 31, 2005	4,345,000*	$0.44
Cancelled	(225,000)	$0.25
Balance, July 31, 2006	4,120,000	$0.25
Exercisable at July 31, 2006	4,120,000	$0.25

* In October 2005, the exercise prices of stock options previously granted to employees were reduced from prices of $0.64, $0.43, $0.36 and $0.28 to $0.25, so that all stock options had the same exercise price. No changes were made to the expiry dates or other terms of the stock options. The incremental change in value of $241,986 related to the re-pricing of employee and consultant stock options, all of which were fully vested, was recorded in the statement of operations and deficit in the year ended July 31, 2006.

The following table summarizes information about the stock options outstanding at July 31, 2006:

Number Outstanding and Exercisable at July 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,310,000	4.5 years	$0.25
100,000	5.0 years	$0.25
620,000	6.4 years	$0.25
965,000	7.3 years	$0.25
100,000	7.5 years	$0.25
925,000	3.0 years	$0.25
100,000	3.7 years	$0.25
4,120,000	5.2 years	$0.25

7. Share capital (continued):

(d) Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended July 31,	
	2006	2005
Risk free interest rate	3.2%-3.7%	2.3%
Expected life (years)	3.7-8.3	3
Expected volatility	52.9%-66.1%	84.7%
Expected dividends	Nil	Nil
Weighted average fair value per option grant	$0.25	$0.28

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options charged to contributed surplus in the year ended July 31, 2006, was $241,986, due to the reduction in the price of previously granted stock options with prices ranging from $0.28 to $0.64 to a price of $0.25, with no change in the expiry dates or other terms of the stock options. This represents an increase in value to the option holder.

(e) Warrants

As at July 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280*	$0.225	December 30, 2007
98,280*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2007
3,635,893		

During the year ended July 31, 2006, 2,029,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised. The expiry date of 1,847,000 warrants was extended from October 8, 2005, to October 8, 2007. The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40. These finder's unit warrants were valued at $22,622 using the Black-Scholes valuation model using a risk free interest rate of 3.75%, a two-year life, and an expected volatility of 109.1%.

(f) Contributed surplus

	2006	2005
Contributed surplus, beginning of year	$ 738,413	$ 687,213
Fair value of stock options allocated to shares issued on exercise	--	(2,534)
Non-cash stock-based compensation	241,986	53,734
Fair value of finder's warrants and warrants	138,704	--
Contributed surplus, end of year	$ 1,119,103	$ 738,413

7. Share capital (continued):

(g) Flow-through shares

In fiscal 2006, the Company issued 1,467,333 FTS for gross proceeds of $330,150. Under the FTS agreements, the Company agreed to renounce $330,150 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow-through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $112,648.

In fiscal 2005, the Company recognized $173,184 as a reduction in share capital and a recovery of future income taxes related to the issuance of 1,350,555 FTS for proceeds of $486,200.

Part XII.6 tax paid relating to the timing of flow-through expenditures totalled $208 (2005 - $10,396).

8. Related party transactions and balances:

Services provided by:	2006	2005
Lang Mining Corporation		
Management fee	$ --	$ 30,000
Glencoe Management Ltd. (c)	30,000	30,000
LMC Management Services Ltd. (a)	495,993	398,652
PGC Consulting Ltd. (d)	100,000	63,215
DuMoulin Black (e)	40,936	25,893

Balances receivable from (payable to)		
LMC Management Services Ltd. (a)	$ 12,663	$ 128,401
Total balances receivable (f)	12,663	128,401
Directors (b)	--	(32,170)
Glencoe Management Ltd. (c)	(2,650)	(2,675)
PGC Consulting Ltd. (d)	(5,825)	(18,623)
DuMoulin Black (e)	--	(6,000)
Total balances payable	$ (8,475)	$ (59,468)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement, and at July 31, 2006, the Company did not have three months of fees advanced to LMC.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

8. Related party transactions and balances (continued):

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) PGC Consulting Ltd. is a private company controlled by Tom Pollock, an officer of the Company. From August 1, 2005, to May 31, 2006, fees and expenses of $100,000 were paid.

(e) Legal fees were paid to DuMoulin Black, a legal partnership, of which Sargent Berner was an associate counsel to April 1, 2006.

(f) Balances receivable from related parties are non-interest bearing and due on demand.

(g) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year. Transaction with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

(h) See also Note 14(a).

9. Income taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2006	2005
Statutory tax rate	34.12%	35.50%
Earnings (loss) before future income taxes for the year	$ 279,363	$ (1,419,255)
Provision for income taxes based on combined Canadian federal and provincial tax rates	95,319	(503,765)
Non-deductible and permanent differences	(193,754)	148,325
Recognized tax losses	(266,470)	(108,560)
Effect of change in tax rate on future tax assets	568,128	--
Change in valuation allowance	(819,368)	--
Benefits from losses not recognized and other	616,145	464,000
Benefits of tax assets not previously recognized	(112,648)	(162,788)
	$ (112,648)	$ (162,788)

(b) The significant components of the Company's future tax assets are as follows:

	2006	2005
Temporary difference in value for mineral property interests (asset)	$ 3,065,812	$ 3,450,226
Capital losses carried forward	2,219,884	2,443,305
Operating loss carried forward	220,575	482,247
Future tax assets	5,506,270	6,375,778
Temporary difference in value for mineral property interests (liability)	(112,648)	(162,788)
Valuation allowance for future tax assets	(5,393,622)	(6,212,990)
	$ --	$ --

9. Income taxes (continued):

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no net future income tax asset has been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $646,000 that may be available for tax purposes. The losses expire in 2007. In addition, the Company has Canadian capital losses carried forward of $14,322,000 that do not have an expiry date.

10. Financial instruments:

At July 31, 2006 and 2005, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market values of the Company's Canadian and US dollar denominated temporary investments are equal to the carrying values at July 31, 2006 and 2005. The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below carrying value and the Company chooses to sell instead of carrying the security to term.

11. Supplementary cash flow information:

During the years ended July 31, 2006 and 2005, the Company conducted non-cash financing and investing activities as follows:

	2006	2005
Shares issued for mineral property interests	$ 54,058	$ 112,567
Shares received under option agreement on mineral property interest - Hunter mine	$ (51,000)	$ --
Capitalized amortization	$ 4,770	$ --
Warrants and finder's fee warrants	$ 22,622	$ --

12. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and in Venezuela. All of the investment income is earned in Canada.

At July 31, 2006, the Company's geographic segments by mineral property interests and capital assets are as follows:

July 31, 2006	Canada	South America	Total
Mineral property interests	$ 5,320,811	$ 1,087,350	$ 6,408,161
Equipment	$ 81,570	$ 37,966	$ 119,536

July 31, 2005	Canada	South America	Total
Mineral property interests	$ 3,862,406	$ --	$ 3,862,406
Equipment	$ 12,694	$ --	$ 12,694

13. Comparative figures:

Where necessary, comparative figures have been reclassified to conform to the current year's presentation.

14. Subsequent events:

Subsequent to July 31, 2006:

(a) in August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008. Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that are exercisable until August 2008 to acquire up to 557,869 compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

Under the FT Unit agreements, the Company agreed to renounce $1,552,500 of qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the related future income tax liability related to the renounced flow-through expenditures will be approximately $480,000, and will be recorded in the year ended July 31, 2007.

14. Subsequent events (continued):

(b) The Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the proposed agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"). Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2006

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Roy-Can, Q-9 and Other Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2006
Acquisition costs								
Balance, beginning of year	$ 137,656	$ 50,470	$ –	$ 250,029	$ 113,860	$ 110,000	$ –	$ 662,015
Incurred (recovered) during the year	108,526	(26,425)	564,300	(12,935)	–	–	–	633,466
	246,182	24,045	564,300	237,094	113,860	110,000	–	1,295,481
Write-down of mineral property interests	–	–	–	–	(113,860)	–	–	(113,860)
Balance, end of year	246,182	24,045	564,300	237,094	–	110,000	–	1,181,621
Exploration and development costs								
Incurred during the year								
Assays and analysis	5,091	46	188	–	763	61,690	–	67,778
Drilling	3,401	5,102	–	–	–	1,041,338	–	1,049,841
Geological and geophysical	59,381	3,935	208,840	1,163	33,552	333,653	5,551	646,075
Site activities	5,595	75	205,360	303	1,901	32,459	370	246,063
Travel and accommodation	616	–	102,082	–	6,755	110,368	–	219,821
Trenching	12,567	–	–	–		209	–	12,776
Value-added tax capitalized	–	–	659	–	–	–	–	659
Government assistance	–	–	–	(2,758)	(11,630)	–	–	(14,388)
	86,651	9,158	517,129	(1,292)	31,341	1,579,717	5,921	2,228,625
Balance, beginning of year	2,289,404	488,356	–	245,967	171,135	5,529	–	3,200,391
Write-down of mineral property interests	–	–	–	–	(202,476)	–	–	(202,476)
Balance, end of year	2,376,055	497,514	517,129	244,675	–	1,585,246	5,921	5,226,540
Total Mineral Property Interests	$ 2,622,237	$ 521,559	$ 1,081,429	$ 481,769	$ –	$ 1,695,246	$ 5,921	$ 6,408,161

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2005

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests July 31, 2005
Acquisition costs								
Balance, beginning of year	$ 133,364	$ 22,650	$ –	$ 168,022	$ 20,022	$ –	$ –	$ 344,058
Incurred during the year	55,167	27,820	7,946	82,007	20,528	113,860	110,000	417,328
	188,531	50,470	7,946	250,029	40,550	113,860	110,000	761,386
Write-down of mineral property interests	(50,875)	–	(7,946)	–	(40,550)	–	–	(99,371)
Balance, end of year	137,656	50,470	–	250,029	–	113,860	110,000	662,015
Exploration and development costs								
Incurred during the year								
Assays and analysis	78,556	14,309	8,968	–	1,090	239	–	103,162
Drilling	593,760	55,656	82,653	–	14,340	–	–	746,409
Geological and geophysical	357,178	23,147	92,162	3,325	–	133,588	4,512	613,912
Site activities	29,931	2,025	4,331	2,630	574	1,245	27	40,763
Travel and accommodation	51,074	3,487	30,358	342	6,716	36,063	990	129,030
Trenching	18,123	–	–	–	–	–	–	18,123
Government assistance	–	–	–	(40,263)	(10,927)	–	–	(51,190)
	1,128,622	98,624	218,472	(33,966)	11,793	171,135	5,529	1,600,209
Balance, beginning of year	1,180,357	389,732	8,156	279,933	62,331	–	–	1,920,509
Write-down of mineral property interests	(19,575)	–	(226,628)	–	(74,124)	–	–	(320,327)
Balance, end of year	2,289,404	488,356	–	245,967	–	171,135	5,529	3,200,391
Total Mineral Property Interests	$ 2,427,060	$ 538,826	$ –	$ 495,996	$ –	$ 284,995	$ 115,529	$ 3,862,406

TOWER MOUNTAIN GOLD PROJECT

The Tower Mountain gold project is situated in the Matawin Gold Belt, 40km west of Thunder Bay, Ontario. On January 30, 2005, ValGold announced that it had completed the initial Independent Mineral Resource Estimate for the U and V zones at Tower Mountain. The Mineral Resource, quoted below, was calculated using a 0.3 g/t Au cut-off and by capping gold grades for the U and V zones to 4.0 g/t Au and 10.0 g/t Au, respectively.

Zone	Inferred Tonnes	Au (ppb)	Au (g/t)	Contained Grams	Contained Ounces
U Zone	2,152,460	613	0.61	1,319,408	42,420
V Zone	2,353,902	770	0.77	1,811,412	58,238
Total	4,506,362	695	0.69	3,130,820	100,658

The U and V zones, and immediate area have been tested by 55 NQ size diamond drill holes with an aggregate length of 13,969m. Most of these holes have been drilled on section lines averaging 25m apart. All of the drill core was assayed using a consistent 1.5m sample interval.

The U and V zones have been traced along strike for a minimum of 400m and comprise two parallel, planar zones of mineralization. The U Zone mineralization tends to be more disseminated in nature than the V Zone, however both zones have a planar form controlled, at least in part, by a 200-metre wide zone of faulting and fracturing striking between 110° and 125°. Both zones appear to remain open at depth and may plunge steeply to the southeast, however additional drilling is required to confirm these trends. Timiskaming-type intermediate to felsic alkalic volcanic rocks and syenite are host to the mineralization. These rocks are intruded by a large composite stock ranging from syenite to diorite and it is along its contact where most of the gold occurrences occur.

Numerous other zones of gold mineralization exist on the property but only the U and V zones have been included in this Mineral Resource Estimate. Other zones reported in press releases by ValGold include the 04-36 and A-D zones (see ValGold news release, June 1, 2005).

HUNTER GOLD MINE

The Hunter Gold Mine project is situated within the Timmins mining camp and is contiguous with the eastern boundary of the famous Dome gold mine. ValGold commenced drilling on the project in June 2004 and drilled 12 holes totaling 3,100m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"). Under the terms of the option agreement Brigadier can earn an initial 50% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totaling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares (issued) upon regulatory approval and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010.

FINANCES

ValGold currently has an investment portfolio that consists of shares in six public companies with a market value of $2,377,026 at July 31, 2006. As an exploration company without a source of revenue, the Company must continually review its options with respect to private placement or other forms of financings. Other sources of cash include the disposition of its marketable securities to raise the necessary working capital to continue with its planned exploration programs.

Acknowledgments

We would like to take this opportunity to thank our dedicated staff, joint venture partners, consultants and geologists. Their ongoing efforts have contributed to the Company's long-term growth. Most importantly, we sincerely appreciate our many shareholders whose continuing loyalty and support position the Company for success in its future opportunities.

"Stephen Wilkinson"

AMENDED
ValGold Resources Ltd.
Three Months and Year Ended
July 31, 2006

1.1 Date

The effective date of this annual report is November 28, 2006.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's earnings for the year ended July 31, 2006 ("fiscal 2006") were $392,011 or $0.02 per share compared to a loss of $1,256,467 or $0.06 per share in the year ended July 31, 2005 ("fiscal 2005").
- In fiscal 2006 ValGold sold 583,333 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $1,722,766, which ultimately resulted in earnings in fiscal 2006. There was no comparative investment gain in fiscal 2005.
- During fiscal 2006, ValGold raised $430,150 in two private placements. During fiscal 2005, ValGold raised a total of $491,200 in two flow-through private placements and the exercise of stock options.
- During fiscal 2006, cash used in operations was $943,418 compared to $1,404,020 in fiscal 2005. Cash expenditures on mineral property interests totalled $2,301,770 in fiscal 2006 compared to $1,904,970 in fiscal 2005. Exploration expenditures were incurred on the following mineral properties in fiscal 2006: Tower Mountain - $86,651 (2005: $1,128,622), Hunter Mine - $9,158 (2005 - $98,624); Venezuelan properties - $517,129 (2005 - $Nil); Jinzhuang Project - $Nil (2005 - $218,472), Manitoba Nickel Properties - recoveries of $1,292 (2005 - recoveries of $33,966), the TCG Property - $Nil (2005 - $174,111), Roy-Can and Q-9 properties - $31,341 (2005 – $171,135), Garrison Property - $1,579,717 (2005 - $5,529), Guyana - $5,921 (2005 - $Nil) and the Horseshoe Property - $Nil (2005 - $11,793).
- In fiscal 2006 the Company wrote off the Q9 and Roy-Can properties and additional costs related to the China and Horseshoe properties for a total write-off of $316,336, compared to a write-off of $419,698 relating to the Bateman Lake, Horseshoe properties and the China properties in fiscal 2005.

1.2.1 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

Since the property was acquired in June 2005, work has been directed towards creating a digital database of the past surface and underground drilling for the purpose of disclosing a NI 43-101 compliant resource estimate for the J.P. zone and drilling to extend the previously outlined limits of the deposit.

An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

In July 2006 additional drilling completed on the next 10 drill holes brought the total drilling to 13,724m. Assays have been received and compiled in the table at the end of this release for holes up to and including G06-25. Assays have been received and compiled for holes up to and including G06-25, which can be found on the Company's website or on SEDAR.

Based on the strength of the results together with the readily recognizable mineralization in the core, ValGold has elected to immediately launch into the next round of drilling, stepping out further along strike and targeting the J.P. Gold Zone at greater depths. The addition of the second drill rig on the property allows the project geologists to test many of the other target areas within the Garrison property while continuing to extend the J.P. Gold Zone.

Fiscal 2006 exploration expenditures on the Garrison Project have included assay and analysis costs of $61,690; drilling of $1,041,338; geological, geophysical, and trenching expenses of $333,653; travel and accommodation of $110,368 and site activities of $32,459. There were no exploration activities on the property in fiscal 2005.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika,

Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by a Company geologist. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

1.2.2 Venezuela Acquisition

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp, a British Virgin Island company that through a group of wholly-owned direct and indirect subsidiaries, holds twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The transaction is subject to regulatory approval, which has not yet been received, and shareholder approval, which was received at a Special Meeting held on February 28, 2006. Certain of the exploration licenses will not be acquired and will be returned to the government of Venezuela.

Previous exploration expenditures on the Properties in the order of US$38 million outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for which ValGold considers the potential for resource development to be excellent. Final acquisition of the mineral exploration licenses will determine the locations and minerals for further exploration.

The Terms of the Acquisition

The acquisition of the Honnold shares would be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and the equivalent of US$6,000,000 in ValGold common shares, broken down by phase as follows:

(1) ValGold is to pay US$500,000 cash, which was paid in fiscal 2006 and is to issue a total of 5,000,000 ValGold common shares as consideration for acquiring the Honnold Option, when regulatory approval has been received. The common shares have not been issued, as the Company is awaiting a complete set of financial statements for calendar 2005 for the Honnold group of companies. The Honnold Option is exercisable at any time up to July 9, 2007.

(2) To exercise the Honnold Option, ValGold will be required to pay the sellers an additional US$1,500,000 in cash and issue to the sellers such additional ValGold common shares as defined in the option agreement that have a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold for the exploration of the mineral property interests.

An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares. The second installment of the finder's fee would be due upon exercise of the Honnold Option as defined in the option agreement relating to the shares issued that will have a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average dosing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20. The agreement is subject to regulatory approval. The Company has been waiting for the completion of audited statements for the companies that hold the mineral property interests for the year ended December 31, 2005. Financial statements for prior years were received but the delay in receiving financial statements for the year ended December 31, 2005, has delayed final regulatory acceptance of the acquisition.

The Venezuelan Properties

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila exploration permits and the Chicanan gold prospects. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit. Access to the area is by the Cuyuni and Chicanan rivers or alternatively by helicopter.

The concessions are comprised of up to 25 exploration licenses that cover a total of up to 112,858 hectares (45,674 acres) or approximately 1,129 square kilometers. The permits were acquired in 1994 and a joint venture was then formed between Honnold and Gold Fields Limited to explore the potential of the Mochila Complex. A geological model of the complex was made using magnetometer surveys followed by trenching and drilling. Despite some enhanced intercepts in drill holes the joint venture was effectively idle during 2000 and 2001, and was terminated in 2002 just prior to the recent major upswing in spot precious and base metal prices.

As part of its due diligence process, ValGold commissioned and completed an NI 43-101 compliant Technical Report on the Properties, dated January 12, 2006. The report is available on ValGold's website and is also filed on SEDAR. Work has already begun with the review of all of the available historical exploration data. Fieldwork is expected to commence following the issuance of the first tranche of ValGold common shares, with ValGold's geologists trenching and sampling a number of gold occurrences previously outlined by Gold Fields. Concurrently, steps will be taken to fly a large portion of the property with an airborne EM survey that will assist with the selection of drill targets to be tested during the fall of 2006.

In fiscal 2006, expenditures included the following costs: assays and analysis - $188, geological and geophysical - $208,840, site activities - $205,360 and travel and accommodation - $102,082.

Venezuela

The following is a brief description of certain aspects of mining in Venezuela.

Venezuela is a democratic federal Republic comprised of 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chavez Frias, the leader of the Movimiento Quinta Republica (MVR), a faction of the Movimiento al Socialismo (MAS) and Patria Para Todos (PPT) political parties. Mr. Chavez was elected to this first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004.

Venezuela's natural resources sector is dominated by the hydrocarbon sector. In 2005, oil and natural gas production represented approximately 33% of Venezuela's gross domestic product and approximately 80% of its exports. Mineral production, primarily bauxite, alumina and primary aluminum, iron ore and steel, gold and diamonds represented less than 1% of Venezuela's gross domestic product.

The Guyana Shield Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is the focus of Venezuela's efforts to diversify its economy away from petroleum and natural gas. The Corporación Venezolana de Guayana (CVG) is a decentralized autonomous public administrative institution of the Guyana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminum, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela's second largest industrial group after Petroleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

The Guayana Region is the primary source of Venezuela's hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela's electricity requirements. Electricity costs in Venezuela are low by world standards.

Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

Introduction

Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 ("VML") regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). The Ministry of Basic Industries and Mining ("MIBAM") (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

The VML permits the exploration and exploitation of mineral resources in several ways, including concessionary exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.

Mineral Concessions

Proposed Regulatory Title Process

Pursuant to announcements made in 2005 and 2006 by the Venezuelan government, it was proposed that all new titles to mineral properties will be granted in the form of operating contracts. Parties seeking to explore and export mineral properties can only do so upon entering into a contract with a new national mining company to be established by the Venezuelan government for this very purpose. For those mining companies holding concessions granted prior to the implementation of the new title regime, it will only be possible to obtain the new title if, upon regulatory review, the said companies are found to be in compliance with their existing title terms and conditions. The Company has been advised by its Venzuelan counsel that it should be able to maintain title to the concessions under the new title regime when the Honnold Option is completed.

Mineral Concession Taxes

Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$5.30) for years four to six and for concessions of up to 513 ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 ha. Once production begins, concessions holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals the surface tax due.

Ownership of Concessions

There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without consent of the MIBAM.

Sale of Production

Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

Direct Exploitation

The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBAM or by the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

Proposed Operation Agreements

If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect to the exploration and exploitation of the reserved minerals.

Environmental Laws

General

Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources ("MARN").

Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental impact assessment ("EIA") by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, informal approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

Mine Closure and Remediation

All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation

Corporate Income Tax

Venezuelan companies and non-Venezuelan companies carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and nature of their business.

Venezuelan companies and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan company or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation's or branch's taxable income for the taxation year may increase or decrease as a result of the adjustment.

Venezuelan companies and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

Dividends and Branch Profits Tax

Dividends paid by Venezuelan companies are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested n Venezuela for a minimum period of five years.

Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

Financial Transactions Tax

All debits made to accounts maintained with Venezuelan financial institutions were subject to a financial transactions tax at the rate of 0.5%, until January 2006, when the tax was eliminated.

VAT and Import Duties

Venezuelan companies and branches are required to pay value added tax ("VAT") of 14% (reduced from 15% with effect from August 2005) on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are not subject to VAT. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxed or may be transferred to third parties for value and thereby monetized.

Import duties of various rates are also payable on goods imported into Venezuela.

A Venezuelan company or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exemption from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003.

All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

RISK FACTORS

The business and operations of ValGold are subject to risks. The Company's investment in Venezuela may be subject to certain of the following risks, which may or may not apply to its operations in Canada.

Country Risk

Political and Economic Instability

The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation or earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Company's new mineral property is located in Venezuela and as such the Company may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to: civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely afect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local and indigenous people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

1.2.3 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS [1]	1	3,605	891,810
Otomung	PGGS	3	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star area permit is valid until late September 2007 at which time the permit may have to be reduced by covering select areas with prospecting licenses ("PLs"). Up to 20 PLs, each covering up to 50.6 km^2 (12,500 acres), are allowed according to government regulations. In addition, ValGold has the exclusive right to occupy and explore the three areas comprising the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a feasibility study for any PL. Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement is subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela.

The properties are considered highly prospective for both gold and diamonds. Several gold occurrences have already been discovered on the properties including the Makapa occurrence where rock samples have returned gold values as high as 136.0 g/t. Limited drilling at the same occurrence has intersected up to 18.3 g/t gold over 2.0 metres in silicified volcaniclastic conglomerate. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101.

1.2.4 Tower Mountain Gold Project, Ontario

Fiscal 2006 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $5,091 (2005 - $78,556); drilling - $3,401 (2005 - $593,760); geological and geophysical - $59,381 (2005 - $357,178) and travel, site activities and trenching - $18,778 - (2005 - $99,128).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100% interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $220,000 were made to the optionors of the Tower Mountain property. The Company also acquired two additional parcels of land, which form part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares have been issued to date. In fiscal 2005, the Company terminated its option on the adjoining Bateman Lake claims and costs of $70,450 relating directly to the Bateman Lake claims were written off.

During the year ended July 31, 2006, ValGold concentrated much of its exploration efforts on completion of a resource estimate for the U/V area, which was received and posted on SEDAR and is available on the Company's web site. The next stage of exploration work being developed is based on the resource estimates.

1.2.5 Manitoba Nickel Properties, Manitoba

ValGold combined some of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted an option to acquire an initial 51% interest in the Stephens Lake mineral property, and a second option to acquire an additional 19% undivided interest. In the third quarter, the Companies reacquired the Stephens Lake nickel property from BHP Billiton.

Five holes were drilled by BHP Billiton. Results from the final report received from BHP Billiton were received in August 2006, and the Companies are assessing the many untested geophysical targets that remain on the property, to determine whether any further work will be undertaken, or if the property interest will be terminated, or at a minimum, reduced in size.

<u>Big Claims, Manitoba</u>

In December 2002, ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allowed ValGold to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash and issuing 200,000 common shares over a 36-month period. In April 2004, ValGold entered into an agreement with BHP Billiton to acquire up to 70% of the property. The property option was extended by BHP Billiton from January 16, 2006, to June 26, 2006, and was subsequently terminated in April 2006. The Company recovered $99,098 in acquisition costs from BHP Billiton throughout the term of the option agreement with BHP Billiton, pursuant to the agreement.

1.2.6 Mel 223B Uranium Property

In fiscal 2006, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,688. Subsequent to July 31, 2006, the Company returned the property to the optionor and wrote off costs incurred on the property of approximately $13,000.

1.2.7 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold has agreed to make total cash payments of $50,000 ($20,000 paid at the date of this report) and issue 325,000 common shares (165,000 issued) to the optionor over a five-year period. An additional 55,000 common shares were issued in August 2006 pursuant to the agreement. In addition to the above, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2005, 55,000 common shares with a value of $17,050 were issued pursuant to the option agreement.

ValGold commenced drilling on the project in June 2004 and drilled 12 holes totalling 3,100 m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone. Although this first phase of drilling proved encouraging, little fieldwork has been carried out on the property over the past year and a half, in part due to the Company's focus on the Tower Mountain project.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010.

In fiscal 2006, expenditures included the following costs: assays and analysis - $46 (2005 - $14,309), drilling - $5,102 (2005 - $55,656), geological and geophysical - $3,935 (2005 - $23,147), and site and travel costs - $75 (2005 - $5,512).

1.2.8 Roy-Can Property and Q-9 Property, Ontario

The Roy-Can property is a very large property located on the south shore of Lake Nipigon, 120 kilometres north of Thunder Bay, Ontario. ValGold became interested in the property early in 2005 due to the presence of a number of large-scale, structural, lithological and geophysical features indicating the potential for a world-class iron-oxide-copper-gold deposit. Exploration work on the property since it was optioned in January 2005 included partial coverage with an airborne magnetics and electromagnetic ("VTEM") survey, and limited mapping and sampling.

The Q-9 property was optioned at the beginning of 2005 for its potential to host lode gold mineralization in Archean aged metavolcanic units and/or quartz + feldspar porphyry intrusions. Located 120 kilometres west of Thunder Bay, within the Saganagons portion of the Shebandowan greenstone belt, the property is host to numerous gold occurrences one of which has returned multiple-ounce per ton gold assays. Work completed by ValGold since the spring of 2005 included VTEM survey, minor mapping and sampling, and the follow-up of airborne anomalies. The Company evaluated the results of this work and determined that the exploration results did not meet with its expectations and as a result wrote off the properties by $284,995, and on December 14, 2005, returned the properties to the optionors.

1.2.9 Mineral Property Option Payments Due In Fiscal 2007

In fiscal 2007 ValGold must make cash payments totalling Cdn$31,833 and US$1,500,000, of which $10,000 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 141,666 common shares, of which 55,000 common shares have been issued to the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property to which the payments related is vested, subject to net smelter returns royalties payable on commencement of production. To complete the Venezuela (Honnold) transaction, the Company will have to issue common shares having a deemed value of US$5,000,000, which may exceed 20,000,000 common shares.

1.2.10 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2005 averaged US$445 per ounce and ranged from US$411 to US$537 per ounce while in 2006 the gold price averaged US$601 per ounce to November 27, 2006.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2006 and 2005, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2006	As at July 31, 2005	As at July 31, 2004
Current assets	$ 1,018,295	$ 987,683	$ 3,810,592
Mineral property interests	6,408,161	3,862,406	2,264,567
Other assets	360,650	1,408,795	1,405,213
Total assets	7,787,106	6,258,884	7,480,372
Current liabilities	660,617	137,952	587,290
Shareholders' equity	7,126,489	6,120,932	6,893,082
Total shareholders' equity and liabilities	7,787,106	6,258,884	7,480,372
Working capital (non-GAAP measure)	$ 357,678	$ 849,731	$ 3,223,302

	Year ended July 31, 2006	Year ended July 31, 2005	Year ended July 31, 2004
Expenses (Recoveries)			
Amortization	$ 889	$ 855	$ 152
Foreign exchange loss	8,827	17,838	14,210
Legal, accounting and audit	128,504	75,297	121,953
Management fees	73,000	60,000	30,000
Office and administration	301,521	208,331	193,661
Salaries and benefits	204,255	218,938	180,310
Shareholder communications	156,647	214,849	179,284
Stock-based compensation	241,986	53,734	654,396
Travel and conferences	38,283	75,169	78,538
	1,153,912	925,011	1,452,504
Property investigation (recoveries) costs	(3,107)	115,052	142,803
Write-down of mineral property interests	316,336	419,698	290,619
Gain on sale of marketable securities and investments	(1,722,766)	--	(2,494,700)
Write-down of investments	--	6,000	40,464
Interest income	(23,738)	(46,506)	(48,208)
Earnings (loss) before future income tax recovery	279,363	(1,419,255)	40,464
Future income tax recovery	112,648	162,788	2,322
Earnings (loss) for the year	392,011	(1,256,467)	617,690
Earnings (loss) per share – basic	$ 0.02	$ (0.06)	$ 0.03
Earnings (loss) per share – diluted	$ 0.02	$ (0.06)	$ 0.03
Weighted average number of common shares outstanding – basic	22,253,520	20,701,374	17,846,346
Weighted average number of common shares outstanding – diluted	22,575,085	20,701,374	19,821,310

1.4 Results of Operations

ValGold had earnings of $392,011 or earnings per share of $0.02 in fiscal 2006, compared to a loss of $1,256,467, or a loss per share of $0.06 in fiscal 2005.

In fiscal 2006 the Company entered into a transaction to acquire a Company that indirectly holds several mineral property interests in Venezuela and in early fiscal 2005 ValGold was exploring in China. Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses decreased from $17,838 in fiscal 2005 to $8,827 in fiscal 2006. There has been some volatility between the United States dollar and the Canadian dollar in fiscal 2006. There is also currency fluctuation relating to the Bolivar, the currency used In Venezuela. The Company had a nominal balance of funds in United States dollars during the year and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses increased from $75,297 in fiscal 2005 to $128,504 in fiscal 2006. Legal advice related to the disclosure of property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs that were not directly related to the mineral property acquisitions contributed to the increase.

During fiscal 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment with no comparative expense in fiscal 2006.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in both fiscal 2006 and 2005 totalled $30,000.

Office and administration costs increased from $208,331 in fiscal 2005 to $301,521 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company. During fiscal 2006, more office space was required and as a result office and administration costs increased, as rent is included in this expense.

Salaries and benefits have decreased from $218,938 in fiscal 2005 to $204,255 in fiscal 2006. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company.

In fiscal 2006, there was $241,986 in stock-based compensation compared to $53,734 in fiscal 2005, calculated in accordance with the Black-Scholes option valuation model. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rate – 3.2% to 3.5% (2005 2.3%); expected life of option – 3.7 to 8.3 years (2005 – 3 years); expected volatility – 52.9% to 66.1% (2005 – 84.7%).

Shareholder communications costs have decreased from $214,849 in fiscal 2005 to $156,647 in fiscal 2006. The Company utilized the services of an investor relations' consultant to the end of June, and another consultant was hired in July 2006. The services of this consultant were terminated in November

2006. The Company is currently reviewing its corporate communication strategy. Fees paid to these consultants totalled $66,500 in fiscal 2006. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $75,169 in fiscal 2005 to $38,283 in fiscal 2006. The Company attended fewer investment trade shows in fiscal 2006, but attended a trade show in London which was at a higher cost to the Company than the more numerous investment trade shows attended in fiscal 2005.

Property investigation costs have decreased from $115,052 in fiscal 2005 to ($3,107) in fiscal 2006. ValGold is presented with property submissions continually, and the submissions are reviewed for possible acquisition. Costs will vary from year to year depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired. Other travel costs relate to travel to conferences and for corporate activities. The Company is not attending as many investor conferences as it has in prior years.

During fiscal 2006, the Company sold 583,333 common shares of Northern Orion for a gain on sale of $1,722,766 with no comparative gain in fiscal 2005. Interest income of $23,738 in fiscal 2006 compares to $46,506 in fiscal 2005. Interest income decreased in fiscal 2006, due to declining cash balances.

In fiscal 2006, the Company issued 1,467,333 flow-through shares (FTS) for gross proceeds of $330,150. Under the FTS agreements, the Company agreed to renounce $330,150 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow-through expenditures in the year ended December 31, 2005, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $112,648.

In fiscal 2005, the Company recognized $173,184 as a reduction in share capital and a recovery of future income taxes related to the issuance of 1,350,555 FTS for proceeds of $486,200.

Part XII.6 tax paid relating to the timing of flow-through expenditures totalled $208 (2005 - $10,396).

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Moun-tain On-tario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Guyana and Vene-zuela
Fiscal 2005								
First Quarter	106,114	194,296	(18,152)	39,902	--	103,414	--	--
Second Quarter	442,229	23,823	(315)	3,104	--	8,787	--	--
Third Quarter	481,411	714	73,676	173	175,821	12,251	--	--
Fourth Quarter	154,035	7,585	(7,168)	(10,858)	109,174	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	135	25,625	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	(11,630)	1,792	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	--	871	608	724,586	320,907

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on invest-ments and interest	Mineral property write-down (recovery)	Property investiga-tion costs	Stock-based compen-sation
Fiscal 2005							
First Quarter	(297,806)	(0.02)	221,112	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004)	(0.02)	225,538	10,812	337,965	19,764	17,512
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At July 31, 2006, ValGold's working capital, defined as current assets less current liabilities, (a non-GAAP measure) was $357,678, compared with working capital of $849,731 at July 31, 2005. This amount does not include the Company's holdings in common shares which had a market value of $2,891,608 at July 31, 2006, compared to a book value of $1,396,100.

Investing Activities

At July 31, 2006, ValGold has capitalized $6,408,161 representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. During the year ended July 31, 2006, ValGold expended $2,854,263 on the acquisition and exploration of its mineral property interests compared to $1,904,970 in the year ended July 31, 2005. The Company has used the remaining $695,987 of its temporary investments to acquire and explore mineral property interests and for working capital needs. The Company sold 583,333 common shares of its investment in Northern Orion Resources Inc. ("NOR"), with a book value of $833,422 for a gain of $1,722,766. ValGold also acquired 25,000 shares of NOR at a cost of $116,636.

At July 31, 2006 the Company held 325,000 common shares of NOR with a book value of $511,914 (closing market value - $1,816,750). These common shares have been reclassified as marketable securities at July 31, 2006. Subsequent to July 31, 2006, the Company has sold 151,200 common shares of NOR for proceeds of $753,404.

In addition to the NOR shares noted above, ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation, 425,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total book value of $218,401. The market value of these shares at July 31, 2006, is $560,275.

1.7 Capital Resources

On December 30, 2005, the Company issued by way of private placement 1,467,333 flow-through units at $0.23 each for gross proceeds of $330,150. Each unit was comprised of one flow-through common share ("FTS") and one non flow-through warrant exercisable at $0.40 until December 30, 2007.

On February 13, 2006, the Company issued by way of private placement, 250,000 units at $0.40 each for gross proceeds of $100,000. Each unit was comprised of one common share and one-half of a share purchase warrant, or 125,000 warrants, exercisable at $0.50, with an expiry date of February 13, 2007.

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units (NFT Units) at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

The independent directors of the Company approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors.

Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that are exercisable until August 2008 to acquire up to 557,869 Compensation Option Units at a price of $0.275. Each Compensation Option Unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

Under the FT Unit agreements, the Company agreed to renounce $1,552,500 related to the flow-through share financing completed in August 2006, in qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the renounced flow-through expenditures is expected to be approximately $530,000, and will be required to be recorded in the year ended July 31, 2007.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	2006	2005
Lang Mining Corporation		
Management fee	$ --	$ 30,000
Glencoe Management Ltd. (c)	30,000	30,000
LMC Management Services Ltd. (a)	495,993	398,652
PGC Consulting Ltd. (d)	100,000	63,215
DuMoulin Black (e)	40,936	25,893

Balances receivable from (payable to) (f):		
LMC Management Services Ltd. (a)	$ 12,663	$ 128,401
Total balances receivable	12,663	128,401
Directors (b)	--	(32,170)
Glencoe Management Ltd. (c)	(2,650)	(2,675)
PGC Consulting Ltd. (d)	(5,825)	(18,623)
DuMoulin Black (e)	--	(6,000)
Total balances payable	$ (8,475)	$ (59,468)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. Currently, there is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) PGC Consulting Ltd. is a private company controlled by Tom Pollock, an officer of the Company. From August 1, 2005, to May 31, 2006, fees and expenses of $100,000 were paid.

(e) Legal fees were paid to DuMoulin Black, a legal partnership, of which Sargent Berner was an associate counsel to April 1, 2006.

(f) Balances receivable from related parties are non-interest bearing and due on demand.

(g) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year.

The independent directors of the Company approved the participation by three directors, Stephen Wilkinson, Frank Lang and Sargent Berner in the Offering for the purchase of 542,500 Non-FT Units, 100,000 FT Units and 100,000 FT Units respectively, each on the same terms as the arm's length investors. The participation by these insiders in the Offering is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of the Company's market capitalization.

1.10 Fourth Quarter Results (unaudited)

	Three months ended July 31, 2006	Three months ended July 31, 2005
Expenses (recoveries)		
Amortization	$ 354	$ (76)
Foreign exchange loss (gain)	(3,095)	1,304
Legal, accounting and audit	(85,922)	50,794
Management fees	16,500	7,500
Office and administration	97,003	65,281
Salaries and benefits	52,708	71,086
Shareholder communications	36,605	45,256
Stock-based compensation	--	4,107
Travel and conferences	(1,672)	19,168
	112,481	264,420
Property investigations	6,039	49,714
Write-down of mineral property interests	870	(2,606)
Gain on sale of marketable securities and investments	(476,694)	--
Write-down of investments	--	6,000
Interest income	(6,324)	(7,097)
Earnings (loss) before income taxes	344,122	(310,781)
Income taxes	--	175
Earnings(loss) for the period	344,122	(310,606)
Earnings (loss) per share – basic and diluted	0.01	(0.01)
Number of common shares – basic	23,054,093	21,145,093

Number of common shares - diluted	23,654,735	21,145,093

Three Months Ended July 31, 2006 ("Q4 2006") Compared to Three Months Ended July 31, 2005 (Q4 2005")

ValGold had earnings of $344,122, or earnings per share of $0.01 in Q4 2006, compared to a loss of $310,606, or loss per share of $0.01 in Q4 2005.

The differences between the earnings in Q4 2006 and the loss incurred in Q4 2005 is due to a gain on sale of marketable securities in Q4 2006 of $476.694, with no gain in Q4 2005. In Q4 2006, the Company capitalized $106,757 in legal costs which were directly related to the environmental permitting and mining licenses in Venezuela.

A recovery of legal, accounting and audit expenses of $85,922 relates to $106,757 capitalized in Q4 2006, offset by expense in the quarter of $20,835 compared to expenses of $50,794 incurred in Q4 2005.

Management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company, for a total of $7,500 in each fiscal period.

Office and administration costs increased from $65,281 in Q4 2005 to $97,003 in Q4 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The Company has increased the office space it occupies, and rent increased in June 2005, so the impact of the rent increase is fully recorded for all of Q4 2006.

Salaries and benefits have decreased from $71,086 in Q4 2005 to $52,708 in Q4 2006. The salaries are based on time spent in corporate activities and as a result, salaries increase and decrease in relation to time spent. In the second half of fiscal 2006 the Company acquired additional mineral property interests but project accounting is prepared in Venezuela, which has not increased services in the head office to a substantial degree.

In Q4 2005 ValGold recorded $4,107 in stock-based compensation compared to $16,930 in Q4 2006.

Shareholder communications have decreased from $45,256 in Q4 2005 to $36,650 in Q4 2006. The Company utilized the services of two investor relations' consultants in Q4 2006. Fees paid to the consultants totalled $16,500 in Q4 2006. In Q4 2005, we utilized the services of one investor relations' consultant, with fees totalling $12,278.

Travel and conference expenses have decreased from $19,168 in Q4 2005 to a recovery of $1,672 in Q4 2006. ValGold did not have booths at any investment conferences in Q4 2006 or Q4 2005. Little corporate related travel was carried out in Q4 2006.

Property investigation costs have decreased from $49,714 in Q4 2005 to $6,039 in Q4 2006. ValGold is presented with property submissions continually, and these are reviewed for possible acquisition. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired. Costs related to potential acquisitions will vary depending on the stage of the property, its location, and whether a site visit is warranted. The costs of $5,921 incurred in fiscal 2006 related to the due diligence on the Guyana transaction were capitalized.

Interest income of $7,097 in Q4 2005 compares to $6,324 in Q4 2006.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at July 31, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 3865, *Hedges* and Section 1530, *Comprehensive Income.*

Section 3855 expands on Section 3860, *Financial Instruments – Disclosure and Presentation*, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as "Other Comprehensive Income."

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting August 1, 2007. The Company has not yet determined the full impact of these standards on its consolidated financia l statements.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of November 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 28, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

29,445,148 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.25	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.25	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
925,000	0.25	July 27, 2009

100,000	0.25	April 26, 2010
4,120,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280**	$0.225	December 30, 2007
125,000	$0.50	February 13, 2007
3,300,364	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
320,036*	$0.275	August 28, 2008
237,833*	$0.275	August 31, 2008
10,416,682		

*Broker options to purchase units exercisable at $0.275 to receive one share and one share purchase warrant at $0.40.
**Broker options to purchase units exercisable at $0.225 to receive one share and one share purchase warrant at $0.40.

Other Information

Controls and Procedures

As of July 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **STEPHEN J. WILKINSON,** Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 20, 2006

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **SHANNON M. ROSS**, Chief Financial Officer of **VALGOLD RESOURCES LTD.**, certify that:

1. I have reviewed the annual filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the period ending July 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation;

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting .

Date: November 28, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer